Exhibit 3.1

BATTALION OIL CORPORATION

____________________

CERTIFICATE OF DESIGNATIONS

Pursuant to Section 151 of the General
Corporation Law of the State of Delaware

____________________

SERIES A-4 REDEEMABLE CONVERTIBLE PREFERRED STOCK

(Par Value $0.0001 Per Share)

Battalion Oil Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), hereby certifies that, pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation (the “Board of Directors”) by the Amended and Restated Certificate of Incorporation of the Corporation (as amended from time to time in accordance with its terms and the General Corporation Law, the “Certificate of Incorporation”), which authorizes the Board of Directors to issue shares of the preferred stock of the Corporation (the “Preferred Stock”), in one or more series of Preferred Stock and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional, or other special rights and such qualifications, limitations or restrictions thereof, and in accordance with the provisions of Section 151 of the General Corporation Law, the Board of Directors duly adopted on May 13, 2024 the following resolution:

RESOLVED, that the rights, powers and preferences, and the qualifications, limitations and restrictions, of the Series A-4 Preferred Stock as set forth in this Certificate of Designations are hereby approved and adopted by the Board of Directors and Series A-4 Preferred Stock is hereby authorized out of the Corporation’s authorized preferred stock, par value $0.0001 per share; and the form, terms and provisions of this Certificate of Designations are hereby approved, adopted, ratified and confirmed in all respects as follows:

1.	General.
(a)The shares of such series shall be designated the Series A-4 Redeemable Convertible Preferred Stock (hereinafter referred to as the “Series A-4 Preferred Stock”).
(b)Each share of Series A-4 Preferred Stock shall be identical in all respects with the other shares of Series A-4 Preferred Stock.
(c)The authorized number of shares of Series A-4 Preferred Stock shall initially be twenty thousand (20,000), which number may from time to time be increased or decreased by resolution of the Board of Directors as permitted by the General Corporation Law.
(d)For purposes of this Certificate of Designations, “Capital Stock” of any Person means any and all shares, interests, participations or other equivalents however designated of corporate stock or other equity participations, including partnership interests, whether general or limited, of such Person and any rights (other than debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such Person. The Series A-4 Preferred Stock shall, with respect to dividend rights and rights upon a liquidation, winding-up or dissolution of the Corporation, rank:
(i)senior to the Common Stock, par value $0.0001 per share, of the Corporation (“Common Stock”), and any other class or series of Capital Stock of the Corporation, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Series A-4 Preferred Stock with respect to dividend rights or rights upon a liquidation, winding-up or dissolution of the Corporation (collectively, together with any warrants, rights, calls or options exercisable for or convertible into such Capital Stock, the “Junior Stock”);
(ii)on a parity with (A) the Series A Redeemable Convertible Preferred Stock of the Company, par value $0.0001 per share, (B) the Series A-1 Redeemable Convertible Preferred Stock of the Company, par value $0.0001 per share, (C) the Series A-2 Redeemable Convertible Preferred Stock of the Company, par value $0.0001 per share, (D) the Series A-3 Redeemable Convertible Preferred Stock of the Company, par value $0.0001 per share, and (E) any other class or series of Capital Stock of the Corporation, the terms of which provide that such class or series ranks on a parity with the Series A-4 Preferred Stock with respect to dividend rights or rights upon a liquidation, winding-up or dissolution of the Corporation (such Capital Stock, together with any warrants, rights, calls or options exercisable for or convertible into such Capital Stock, the “Parity Stock”); and
(iii)junior to any class or series of Capital Stock of the Corporation (other than Common Stock), the terms of which expressly provide that such class or series ranks senior to the Series A-4 Preferred Stock with respect to dividend rights or rights upon a liquidation, winding-up or dissolution of the Corporation (collectively, together with any warrants, rights, calls or options exercisable for or convertible into such Capital Stock, the “Senior Stock”).
(e)For purposes of this Certificate of Designations, the following terms have meanings set forth in the Section indicated:
Term	Section
30 Day Date	Section 8(c)
Board of Directors	Preamble
Business Day	Section 4(b)
Capital Stock	Section 1(d)
Certificate of Incorporation	Preamble
Change of Control	Section 8(b)(iv)
CoC Conversion Consideration	Section 8(b)(ii)
Common Stock	Section 1(d)(i)
Conversion Notice	Section 7(a)
Conversion Price	Section 7(a)
Conversion Ratio	Section 7(a)
Corporation	Preamble

Term	Section
Corporation Event	Section 7(f)
Debt	Section 7(b)(ii)
Dividend Payment Date	Section 2(a)
Dividend Period	Section 2(a)
General Corporation Law	Preamble
Holder	Section 3(a)
Issuance Date	Section 2(a)
Issuer Conversion Notice	Section 7(b)
Junior Stock	Section 1(d)(i)
Liquidation	Section 3(a)
Liquidation Distribution	Section 3(a)
Liquidation Preference	Section 3(a)
Mandatory CoC Redemption Offer	Section 8(b)(ii)
Mandatory Conversion Conditions	Section 7(b)
Material Adverse Effect	Section 7(b)
Maturity Date	Section 8(b)(vii)
NYMEX Prices	Section 7(b)(v)
NYSE American Issuance Limitation	Section 9(a)
Optional CoC Conversion	Section 8(b)(iii)
Optional CoC Redemption Offer	Section 8(b)(iii)
Optional Holder Conversion	Section 7(a)
Parity Stock	Section 1(d)(ii)
PDP PV-20	Section 7(b)(i)
Permitted Holder	Section 8(b)(iv)
Person	Section 8(b)(ix)
Preferred Stock	Preamble
Proved Developed Producing Reserves	Section 7(b)(iv)
Purchase Agreement	Section 5(b)
Redemption Notice	Section 8(a)
Redemption Price	Section 8(a)
Schedule 14C Action	Section 9(c)
SEC	Section 9(c)
Senior Stock	Section 1(d)(iii)
Series A-4 Dividend	Section 2(a)
Series A-4 Dividend Rate	Section 2(a)
Series A-4 Preferred Stock	Section 1(a)
Stockholder Approval	Section 9(b)
Subject Transaction	Section 9(d)
Term Loan Credit Agreement	Section 8(b)(vi)
Term Loan Restricted Period	Section 8(b)(v)
Unpaid Dividend Accrual	Section 2(d)
Working Capital Adjustments	Section 7(b)(iii)

2.	Dividends.
(a)Holders of Series A-4 Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, and the Corporation shall pay, out of funds lawfully available therefor, cumulative dividends at the rate per share of Series A-4 Preferred Stock equal to the Series A-4 Dividend Rate (the “Series A-4 Dividend”). The “Series A-4 Dividend Rate” shall mean fourteen and one-half percent (14.50%) per annum on the then-applicable Liquidation Preference (as defined herein). The period from the closing date of the issuance of the shares of Series A-4 Preferred Stock (the “Issuance Date”) to and including June 30, 2024, and each period from but excluding a Dividend Payment Date to and including the following Dividend Payment Date is herein referred to as a “Dividend Period.” “Dividend Payment Date” shall mean March 31, June 30, September 30 and December 31 of each year, commencing on June 30, 2024.
(b)Series A-4 Dividends shall be payable quarterly in arrears at the Series A-4 Dividend Rate and shall compound quarterly and accumulate, whether or not earned or declared, from the most recent date on which dividends have been paid, or, if no dividends have been paid, from the Issuance Date (subject, in each case, to the Unpaid Dividend Accrual).
(c)If a Series A-4 Dividend is declared by the Board of Directors, then such Series A-4 Dividend shall be paid in cash. The Board of Directors shall not be required to declare any Series A-4 Dividends, and any declaration of a Series A-4 Dividend shall be solely at the discretion of the Board of Directors of the Corporation.
(d)If a Series A-4 Dividend is not declared and paid in cash on a Dividend Payment Date, then in full discharge of such Series A-4 Dividend for such Dividend Period, the Liquidation Preference of each outstanding share of Series A-4 Preferred Stock, regardless of its date of issue, shall automatically increase on such Dividend Payment Date by an amount equal to sixteen percent (16.00%) per annum multiplied by the Liquidation Preference in effect immediately after the immediately prior Dividend Payment Date (or the Issuance Date in respect of the first Dividend Period) (such automatic increase, the “Unpaid Dividend Accrual”), which, for the avoidance of doubt, will be pro-rated for the period of time elapsed during such Dividend Period. Notwithstanding anything to the contrary herein, any portion of the Unpaid Dividend Accrual that increased the Liquidation Preference during any historical Dividend Period can be paid by the Corporation in cash, out of funds lawfully available therefor, at any time as and if declared by the Board of Directors; provided that, after any such payment, the Liquidation Preference shall automatically decrease by the amount of such payment.
(e)All cash dividends paid or declared for payment on a Dividend Payment Date with respect to the Series A-4 Preferred Stock and the Parity Stock shall be shared pro rata based on the then-current dividends due on shares of Series A-4 Preferred Stock and (i) in the case of any series of non-cumulative Parity Stock, the aggregate of the current and unpaid dividends due on such series of Parity Stock, and (ii) in the case of any series of cumulative Parity Stock, the aggregate of the current and accumulated and unpaid dividends due on such series of Parity Stock.
(f)Holders of Series A-4 Preferred Stock shall fully participate, on an as-converted basis, in any dividends declared and paid or distributions on Common Stock as if the Series A-4

Preferred Stock were converted into shares of Common Stock as of the record date for such dividend or distribution, at the Conversion Ratio in effect on such record date.
3.	Liquidation.
(a)Prior to conversion pursuant to Section 7, in the event of a liquidation (complete or partial), dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary (a “Liquidation”), after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of Series A-4 Preferred Stock (each, a “Holder”) shall be entitled to receive, in respect of any shares of Series A-4 Preferred Stock held by them, out of assets of the Corporation available for distribution to stockholders of the Corporation or their assignees, and subject to the rights of any outstanding shares of Senior Stock and before any amount shall be distributed to the holders of Junior Stock, a liquidating distribution (the “Liquidation Distribution”) in an amount equal to the greater of (i) the then-applicable Liquidation Preference, including, for the avoidance of doubt, any adjustment for any Unpaid Dividend Accrual (or payment thereof), and (ii) the amount such Holder would have been entitled to receive had such Holder converted its shares of Series A-4 Preferred Stock into shares of Common Stock at the then-applicable Conversion Ratio immediately prior to such Liquidation. The “Liquidation Preference” shall equal $1,000 per share of Series A-4 Preferred Stock, which amount shall be adjusted as the result of any Unpaid Dividend Accrual (or payment thereof), and as otherwise set forth herein. In addition, in connection with any conversion or redemption of the Series A-4 Preferred Stock, the Liquidation Preference shall be adjusted to include all accrued and unpaid dividends (at the Series A-4 Dividend Rate) between the immediately prior Dividend Payment Date (or the Issuance Date with respect to the first Dividend Period) and the date immediately prior to the effective date of such conversion or redemption. If, upon a Liquidation, the assets of the Corporation, or proceeds thereof, distributable among the holders of the then outstanding shares of Series A-4 Preferred Stock and the holders of any shares of Parity Stock ranking on a parity with the Series A-4 Preferred Stock with respect to any distribution of assets upon Liquidation are insufficient to pay in full the amount of all such Liquidation Preference payable with respect to the Series A-4 Preferred Stock and any such Parity Stock, then the holders of Series A-4 Preferred Stock and such Parity Stock shall share ratably in any distribution of assets in proportion to the full respective preferential amounts to which they are entitled.
(b)The Corporation shall provide the Holders appearing on the stock books of the Corporation as of the date of such notice at the address of said Holder shown therein with written notice of (i) any voluntary Liquidation promptly after such Liquidation has been approved by the Board of Directors and at least five (5) days prior to the effective date of such Liquidation and (ii) any involuntary Liquidation promptly upon the Corporation becoming aware of any instituted proceeding in respect thereof. Such notice shall state a distribution or payment date, the amount of the Liquidation Preference and the place where the Liquidation Preference shall be distributable or payable.
(c)After the payment in cash or proceeds to the Holders of the full amount of the Liquidation Distribution with respect to outstanding shares of Series A-4 Preferred Stock, the Holders shall have no right or claim, based on their ownership of shares of Series A-4 Preferred Stock, to the remaining assets of the Corporation, if any. Whenever any such distribution shall be paid in property other than cash, the value of such distribution shall be the fair market value of such property as determined in the good faith reasonable discretion of the Board of Directors or liquidating trustee, as the case may be.
4.	Voting.
(a)General. Except as otherwise required by the General Corporation Law, other applicable law, the Certificate of Incorporation, or this Certificate of Designations, Holders shall not be entitled to any vote on matters submitted to the Corporation’s stockholders for approval. In any case in which the Holders shall be entitled to vote pursuant to the General Corporation Law, other applicable law, the Certificate of Incorporation, or this Certificate of Designations, each Holder entitled to vote with respect to such matter shall be entitled to one vote per share of Series A-4 Preferred Stock.
(b)Protective Provisions. In addition to any vote required by the General Corporation Law, other applicable law, the Certificate of Incorporation, or this Certificate of Designations, for so long as any of the shares of Series A-4 Preferred Stock shall remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, take any of the following actions, including whether by merger, consolidation or otherwise, without (in addition to any other vote required by the General Corporation Law, other applicable law, the Certificate of Incorporation, or this Certificate of Designations), the written consent or affirmative vote of the holders of at least two-thirds (66 ⅔%) of the then outstanding shares of Series A-4 Preferred Stock voting as a separate class to:
(i)authorize, create, or increase the authorized amount of, or issue any class or series of Senior Stock, or reclassify or amend the provisions of any existing class of securities of the Corporation into shares of Senior Stock;
(ii)authorize, create or issue any stock or debt instrument or other obligation that is convertible or exchangeable into shares of its Senior Stock (or that is accompanied by options or warrants to purchase such Senior Stock);
(iii)amend, alter or repeal any provision of the Certificate of Incorporation or this Certificate of Designations, in either case, in a manner that materially adversely affects the special rights, preferences, privileges or voting powers of the Series A-4 Preferred Stock;
(iv)declare or pay any dividends or other distributions in cash or property with respect to its Common Stock or other Junior Stock;
(v)redeem, repurchase or acquire shares of its Common Stock or other Junior Stock (other than with respect to customary repurchase rights or tax withholding arrangements with respect to equity awards or benefit plans); or
(vi)redeem, repurchase, recapitalize or acquire shares of its Parity Stock other than (A) pro rata offers to purchase all, or a pro rata portion, of the Series A-4 Preferred Stock and such Parity Stock, (B) as a result of a reclassification of Parity Stock for or into other Parity Stock or Junior Stock, (C) the exchange or conversion of Parity Stock for or into other Parity Stock or Junior Stock or (D) the purchase of fractional interests in shares of Parity Stock pursuant to the conversion or exchange provisions of such Parity Stock or the security being converted or exchanged.

If the Corporation shall propose to take any action enumerated above in clauses (i) through (vi) of this Section 4(b) then, and in each such case, the Corporation shall give notice of such proposed action to each Holder of record appearing on the stock books of the Corporation as of the date of such notice at the address of said Holder shown therein. Such notice shall specify, inter alia (x) the proposed effective date of such action; (y) the date on which a record is to be taken for the purposes of such action, if applicable; and (z) the other material terms of such action. Such notice shall be given at least two (2) Business Days prior to the applicable date or effective date specified above. For the purposes of this Certificate of Designations, “Business Day” shall mean each day that is not a Saturday, Sunday or other day on which banking institutions in Houston, Texas or New York, New York are authorized or required by law to close. If at any time the Corporation shall cancel any of the proposed actions for which notice has been given under this Section 4(b) prior to the consummation thereof, the Corporation shall give prompt notice of such cancellation to each holder of record of the shares of Series A-4 Preferred Stock appearing on the stock books of the Corporation as of the date of such notice at the address of said Holder shown therein. For the avoidance of doubt, if a holder of record of shares of Series A-4 Preferred Stock does not respond to the aforementioned notice, such non-response shall in no way be deemed to constitute the written consent or affirmative vote of such Holder regarding any of the aforementioned actions in this Section 4(b) or described within such notice.

5.	Reservation of Common Stock.
(a)At any time that any Series A-4 Preferred Stock is outstanding, the Corporation shall from time to time take all lawful action within its control to cause the authorized Capital Stock of the Corporation to include a number of authorized but unissued shares of Common Stock equal to the Conversion Ratio multiplied by the number of shares of outstanding Series A-4 Preferred Stock.
(b)If (i) the Common Stock is listed on a national securities exchange and (ii) any shares of Common Stock to be reserved for the purpose of conversion of the Series A-4 Preferred Stock require registration or listing with or approval of any governmental authority, stock exchange or other regulatory body under any federal or state law or regulation or otherwise before such shares may be validly issued or delivered upon conversion, then the Corporation shall, at its sole cost and expense, in good faith and as expeditiously as possible, subject to Section 5.02 (Information Statement) of the Purchase Agreement, dated on or about May 13, 2024, among the Corporation and the initial Holders (the “Purchase Agreement”), endeavor to secure such registration, listing or approval, as the case may be.
6.	Uncertificated Shares.

The shares of Series A-4 Preferred Stock shall be in uncertificated, book-entry form as permitted by the Seventh Amended and Restated Bylaws of the Corporation (the “Bylaws”) and the General Corporation Law. Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner thereof any written notice as required by the General Corporation Law.

7.	Conversion.
(a)Commencing on the date that is one hundred and twenty (120) days after the Issuance Date, each Holder shall have the option from time to time, exercisable by delivery of written notice to the Corporation substantially in the form attached hereto as Annex A-1 (the “Conversion Notice”), to the extent permitted by applicable law, to convert all or a portion of such Holder’s shares of Series A-4 Preferred Stock into Common Stock at the Conversion Ratio (an “Optional Holder Conversion”); provided that the Corporation shall not be required to honor such request if such Holder has previously delivered a Conversion Notice, in respect of an Optional Holder Conversion, during the same fiscal quarter. The “Conversion Ratio” means, for each share of Series A-4 Preferred Stock, the quotient of (i) the Liquidation Preference as of the date of the conversion and (ii) the then applicable Conversion Price. The “Conversion Price” shall initially be $6.42, which may be adjusted from time to time as set forth herein.
(b)If based on the Corporation’s financial statements for any fiscal quarter and a reserve report as of the same date prepared by an independent reserve engineering firm as of the end of a fiscal quarter that, as of such date, (x) the PDP PV-20 value divided by (y) the number of outstanding shares of Common Stock, calculated on a fully-diluted basis (including the Series A-4 Preferred Stock), is equal to or exceeds one hundred and thirty percent (130%) of the Conversion Price (the “Mandatory Conversion Conditions”), then the Corporation shall have the option from time to time until such time that the Mandatory Conversion Conditions are no longer satisfied (based on the Corporation’s financial statements for each subsequent fiscal quarter and the Corporation’s reserve report for each subsequent fiscal quarter (without the requirement that such reserve report is prepared by an independent reserve engineer)) or a Material Adverse Effect (as defined in the Purchase Agreement) has occurred since the date of the most recent financial statements that met the Mandatory Conversion Conditions, exercisable by delivery of written notice to the Holders at the address of such Holders shown on the stock books of the Corporation in the form attached hereto as Annex A-2 (the “Issuer Conversion Notice”), to convert some or all outstanding shares of Series A-4 Preferred Stock into Common Stock using the then applicable Conversion Ratio (the “Issuer Forced Conversion”).
(i)“PDP PV-20” means, as of any date of determination, the sum of (A) the net present value of estimated future cashflows from the Proved Developed Producing Reserves, utilizing a twenty percent (20%) discount rate and using NYMEX Prices, plus or minus, (B) the mark-to-market value (whether positive or negative) of the Corporation’s hedge position, plus or minus, (C) Working Capital Adjustments (whether positive or negative), minus, (D) general and administrative expenses as reported in the Corporation’s financial statements for the trailing twelve (12) month period multiplied by four (4), and minus (E) existing Debt.
(ii)“Debt” means, without duplication, all of the principal of and accreted value and accrued and unpaid interest in respect of the Corporation’s (A) indebtedness for borrowed money, (B) other indebtedness that is evidenced by bonds, notes, letters of credit or similar instruments, (C) notes payable and (D) the then-applicable redemption price of any of the Corporation’s outstanding redeemable or purchasable capital stock that is not convertible into Common Stock taken into account in Section 7(b)(y).

(iii)“Working Capital Adjustments” means the Corporation’s current assets minus current liabilities.
(iv)“Proved Developed Producing Reserves” means oil and gas properties designated as proved, developed and producing (in accordance with SEC rules and regulations) in the Corporation’s reserve report.
(v)“NYMEX Prices” means, as of any date of determination, the forward month prices for the most comparable hydrocarbon commodity applicable to such future production month for a sixty (60) month period (or such shorter period if forward month prices are not quoted for a reasonably comparable hydrocarbon commodity for the full sixty (60) month period), with such prices held constant thereafter using at a price equal to the average of prices between the forty ninth (49th) month and sixtieth (60th) month, as such prices are (A) quoted on the NYMEX (or its successor) calculated as of a date not more than five (5) days prior to the date of determination and (B) adjusted for energy content, quality and basis differentials; provided that with respect to estimated future production for which prices are defined, within the meaning of SEC guidelines, by contractual arrangements excluding escalation based upon future conditions, then contract prices shall be applied to future production subject to such arrangements.
(vi)All of the financial metrics in subclauses (i)-(iii) above (other than (i)(A)) shall use the Corporation’s consolidated financial statements prepared in accordance with United States generally accepted accounting principles. All of the reserve information in subclause (i)(A) and (iv)-(v) above shall use the Corporation’s reserve report based as of the same date.
(c)In the event a Holder has elected an Optional Holder Conversion pursuant to Section 7(a) or in the event the Corporation has elected an Issuer Forced Conversion pursuant to Section 7(b) above, the Corporation shall deliver, no later than two (2) Business Days following the conversion date, a number of shares of Common Stock equal to the Conversion Ratio.
(d)Any Common Stock delivered as a result of conversion pursuant to this Section 7 shall be validly issued, fully paid and non-assessable, free and clear of any preemptive right, liens, claims, rights or encumbrances other than those arising under the General Corporation Law, the Bylaws or transfer restrictions under the Securities Act and state securities laws. Immediately following the settlement of any conversion, if any, the rights of the holders of converted Series A-4 Preferred Stock shall cease and the Persons entitled to receive shares of Common Stock upon the conversion of shares of Series A-4 Preferred Stock shall be treated for all purposes as having become the owners of such shares of Common Stock. Concurrently with such conversion, the converted shares of Series A-4 Preferred Stock shall cease to be outstanding, shall be canceled and the shares of Series A-4 Preferred Stock formerly designated pursuant to this Certificate of Designations shall be restored to authorized but unissued shares of Preferred Stock.
(e)If, after the Issuance Date, the Corporation (i) makes a distribution on its Common Stock in securities (including Common Stock) or other property or assets, (ii) subdivides or splits its outstanding Common Stock into a greater number of shares of Common Stock, (iii) combines or reclassifies its Common Stock into a smaller number of shares of Common Stock or (iv) issues by reclassification of its Common Stock any securities (including any reclassification in connection with a merger, consolidation or business combination in which the Corporation is the surviving Person or another constituent corporation is issuing equity securities in exchange for Common Stock, including a transaction contemplated by the proviso in clause (1) of the definition of Change of Control), then the Conversion Price in effect at the time of the record date for such distribution or of the effective date of such subdivision, split, combination, or reclassification shall be proportionately adjusted so that the conversion of the Series A-4 Preferred Stock after such time shall entitle the holder to receive the aggregate number of shares of Common Stock (or shares of any securities into which such shares of Common Stock would have been combined, consolidated, merged, reclassified or exchanged pursuant to clauses (ii) and (iii) above) that such holder would have been entitled to receive if the Series A-4 Preferred Stock had been converted into Common Stock immediately prior to such record date or effective date, as the case may be, and in the case of a merger, consolidation or business combination in which the Corporation is the surviving Person or another constituent corporation is issuing equity securities in exchange for Common Stock, the Corporation shall provide effective provisions to ensure that the provisions in this Certificate of Designations relating to the Series A-4 Preferred Stock shall not be abridged or amended and that the Series A-4 Preferred Stock shall thereafter retain the same powers, preferences and relative participating, optional and other special rights, and the qualifications, limitations and restrictions thereon, that the Series A-4 Preferred Stock had immediately prior to such transaction or event either in the Corporation if the surviving corporation or in the constituent corporation. An adjustment made pursuant to this Section 7(e) shall become effective immediately after the record date in the case of a distribution and shall become effective immediately after the effective date in the case of a subdivision, combination, reclassification (including any reclassification in connection with a merger, consolidation or business combination in which the Corporation is the surviving Person or a constituent corporation) or split. Such adjustment shall be made successively whenever any event described above shall occur.
(f)At least fifteen (15) days prior to the consummation of any recapitalization, reorganization, consolidation, Change of Control, spin-off or other business combination (not otherwise addressed in Section 7(e) above) (a “Corporation Event”), the Corporation shall notify each Holder of such event (such notice to set forth in reasonable detail the material terms and conditions of such Corporation Event and the securities, cash or other assets, if any, which a holder of Series A-4 Preferred Stock and Common Stock (each on a per share basis) would receive upon the consummation of such event, to the extent known by the Corporation at the time); provided that the Corporation shall not be obligated to provide any holder with information that is otherwise not publicly available.
(g)Upon any adjustment to the Conversion Price pursuant to this Section 7, the Corporation promptly shall deliver to each Holder a certificate signed by an appropriate officer of the Corporation, setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated and specifying the increased or decreased Conversion Price then in effect following such adjustment.
(h)The Corporation shall pay any and all issue, documentary, stamp and other taxes, excluding any income, franchise, property or similar taxes, that may be payable in respect of any issue or delivery of Common Stock on conversion of Series A-4 Preferred Stock pursuant hereto. However, the holder of any Series A-4 Preferred Stock shall pay any tax that is due because

Common Stock issuable upon conversion thereof are issued in a name other than such holder’s name.
(i)No fractional shares of Common Stock shall be issued upon the conversion of any Series A-4 Preferred Stock. All Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series A-4 Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional stock. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a share of Common Stock, the Corporation shall not issue a fractional share of Common Stock but shall round the fractional share of Common Stock to the nearest whole share of Common Stock (and a 0.5 of a share of Common Stock shall be rounded up to the next higher share of Common Stock).
(j)The Corporation agrees that it will act in good faith to make any adjustment(s) required by this Section 7 equitably and in such a manner as to afford the Holders the benefits of the provisions hereof, and will not intentionally take any action to deprive such Holders of the express benefit hereof.
(k)Any conversion made pursuant to this Section 7, including any Issuer Forced Conversion made pursuant to Section 7(b), is subject to compliance with all applicable laws, rules and regulations, including any relevant stock exchange rules.
8.	Redemption.
(a)The Corporation has the option in its sole discretion, from time to time other than in connection with a Liquidation and to the extent permitted by applicable law, to redeem all or a portion of the then outstanding shares of Series A-4 Preferred Stock, for an amount per share of Series A-4 Preferred Stock equal to the Redemption Price, subject to a holder’s right to elect conversion set forth below. The “Redemption Price” means (a) for the period commencing on the Issuance Date and ending on the date that is one hundred and nineteen (119) days after the Issuance Date, one hundred percent (100%) of the Liquidation Preference at such time; (b) for the period commencing on the day that is one hundred and twenty (120) days after the Issuance Date and ending on the date that is one hundred and seventy-nine (179) days after the Issuance Date, one hundred and two percent (102%) of the Liquidation Preference at such time; (c) for the period commencing on the day that is one hundred and eighty (180) days after the Issuance Date and ending on the first (1st) anniversary of the Issuance Date, one hundred and five percent (105%) of the Liquidation Preference at such time; (d) for the period commencing on the day immediately after the first (1st) anniversary of the Issuance Date and ending on the second (2nd) anniversary of the Issuance Date, one hundred and eight percent (108%) of the Liquidation Preference at such time; and (e) any time after the second (2nd) anniversary of the Issuance Date, one hundred and twenty percent (120%) of the Liquidation Preference at such time. The Corporation may exercise its redemption option under this Section 8(a) by delivery of written notice to the Holders in the form attached as Annex B (the “Redemption Notice”), provided, however, that, to the extent permitted pursuant to Section 7(a), the Holders shall have five (5) Business Days from the date of receipt of any such Redemption Notice to, in lieu of being paid the cash Redemption Price, elect to convert the shares of Series A-4 Preferred Stock subject to such Redemption Notice in accordance with Section 7(a). Such redemption shall be completed on a date specified in the

Redemption Notice, which shall be not less than ten (10) and not more than twenty (20) Business Days following the date of the Redemption Notice. If the Corporation redeems only a portion of the then outstanding shares of Series A-4 Preferred Stock, the shares of Series A-4 Preferred Stock subject to such redemption shall be allocated pro rata among the outstanding shares of Series A-4 Preferred Stock.
(b)Change of Control.
(i)At any time on or prior to the one hundred fiftieth (150th) day following the Issuance Date, upon the occurrence of a Change of Control, at the option of the Corporation, either (A) each Holder shall have all of their shares of Series A-4 Preferred Stock redeemed in exchange for, exchanged for or converted into the right to receive a cash payment per share of Series A-4 Preferred Stock equal to the Redemption Price as of such date or (B) each Holder shall be entitled to receive the same form and amount of consideration such Holder would have received pursuant to the applicable acquisition agreement if, immediately prior to the record date for payments relating to such Change of Control, such share of Series A-4 Preferred Stock had been converted into a number of shares of Common Stock equal to the quotient of (1) the Liquidation Preference as of such date multiplied by one hundred and seven point five percent (107.5%) and (2) the VWAP over fifteen (15) consecutive trading days ending on the third (3rd) trading day prior to the closing of the Change of Control transaction.
(ii)At any time after both the one hundred fiftieth (150th) day following the Issuance Date and the end of the Term Loan Restricted Period, upon the occurrence of a Change of Control, the Corporation shall offer each Holder a cash payment per share of Series A-4 Preferred Stock equal to the Redemption Price (the “Mandatory CoC Redemption Offer”); provided, however, that, notice of such Mandatory CoC Redemption Offer shall be provided to each Holder at least ten (10) Business Days prior to the consummation of such Change of Control and the Holders shall have five (5) Business Days from the date of receipt of any such notice to, in lieu of being paid the cash Redemption Price, elect to receive from the acquirer in the Change of Control transaction the same form and amount of consideration such Holder would have received pursuant to the applicable acquisition agreement if, immediately prior to the record date for payments relating to such Change of Control, such share of Series A-4 Preferred Stock had been converted into a number of shares of Common Stock at the Conversion Ratio (“CoC Conversion Consideration”).
(iii)At any time after the one hundred fiftieth (150th) day following the Issuance Date and prior to the end of the Term Loan Restricted Period, upon the occurrence of a Change of Control that occurs, the Corporation shall have the option to offer each Holder a cash payment per share of Series A-4 Preferred Stock it holds equal to the Redemption Price (the “Optional CoC Redemption Offer”). The Corporation shall notify each Holder at least ten (10) Business Days prior to the consummation of such Change of Control if it is electing to exercise the Optional CoC Redemption Offer, and the Holders shall have five (5) Business Days from the date of receipt of any such notice to, in lieu of being paid the cash Redemption Price, elect to receive the CoC Conversion Consideration from the acquirer in the Change of Control transaction in connection with the consummation of such

Change of Control. If the Corporation does not elect to offer the Optional CoC Redemption Offer, the Holder shall be entitled to receive the CoC Conversion Consideration from the acquirer in the Change of Control transaction in connection with the consummation of such Change of Control.
(iv)(A) a “Change of Control” means (1) the consummation of any transaction by the Corporation the result of which is that any Person or “group” (as defined in the Securities Exchange Act of 1934, as amended), other than any Permitted Holder, becomes the beneficial owner, directly or indirectly, of more than fifty percent (50%) of the voting stock of the Corporation, measured by voting power rather than number of shares, units or the like; provided that a transaction in which the Corporation becomes a subsidiary of another Person shall not constitute a Change of Control if, immediately following such transaction, the Persons who were beneficial owners of the voting stock of the Corporation immediately prior to such transaction beneficially own, directly or indirectly, fifty percent (50%) or more of the total voting power of the voting stock of such other Person of whom the Corporation has become a subsidiary or (2) the sale of all or substantially all of the Corporation’s assets; and (B) the “Permitted Holder” means any holder of shares of Series A-4 Preferred Stock as of the Issuance Date and its affiliates.
(v)“Term Loan Restricted Period” means the period from the Issuance Date until the earliest of (a) the termination of the Term Loan Credit Agreement, (b) the first Business Day immediately following the first anniversary of the Maturity Date of the Term Loan Credit Agreement (as in effect on the date hereof), and (c) such time, if any, as the Term Loan Credit Agreement may be amended in a manner that would not cause the Series A-4 Preferred Stock to be “Disqualified Capital Stock” under the Term Loan Credit Agreement as a result of the Corporation being obligated to effect the Mandatory CoC Redemption Offer pursuant to clause (ii) above.
(vi)“Term Loan Credit Agreement” means the Amended and Restated Senior Secured Credit Agreement, dated as of November 24, 2021, by and among the Corporation, Halcón Holdings, LLC, Macquarie Bank Limited and the lenders from time to time party thereto, as amended, restated or otherwise modified from time to time.
(vii)“Maturity Date” means November 24, 2025.
(viii)“VWAP” means the dollar volume-weighted average price for the Common Stock on its trading market during the period beginning at 9:30:01 a.m., New York time (or such other time as the trading market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York time (or such other time as the trading market publicly announces is the official close of trading), as reported by Bloomberg, L.P. through its “Volume at Price” function or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time (or such other time as the trading market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York City Time (or such other time as the trading market publicly announces is the official close of trading), as reported by Bloomberg, L.P., or, if no dollar volume-weighted average price is reported for such security by Bloomberg,

L.P. for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the VWAP cannot be calculated for the Common Stock on a particular date on any of the foregoing bases, the VWAP of the Common Stock shall be the fair market value of the Common Stock as determined by an independent nationally recognized investment banking firm mutually agreed to by the Corporation and holders of at least two-thirds (66 ⅔%) of the Series A-4 Preferred Stock then outstanding.
(ix)“Person” means any individual, corporation, company, voluntary association, partnership, joint venture, trust, limited liability company, unincorporated organization, government or any agency, instrumentality or political subdivision thereof or any other form of entity.
(c)The Holders and the Corporation agree that each will cooperate in good faith to determine the U.S. federal income tax treatment of any redemption by the Corporation of the Series A-4 Preferred Stock and will (and will cause its affiliates to), in connection with any such redemption, reasonably cooperate (i) to structure such redemption in a manner that permits each Holder to report the redemption payment as received in part or full payment in exchange for its Series A-4 Preferred Stock for U.S. federal income tax purposes if such structure can be achieved without any unreimbursed cost or expense to the Corporation (provided that, for the avoidance of doubt, the Holders and the Corporation acknowledge (A) that it may not be possible to structure any such redemption in a manner that permits a Holder to report a redemption payment as received in part or full payment in exchange for its Series A-4 Preferred Stock for U.S. federal income tax purposes, in which case the Corporation shall still be entitled to make any such redemption pursuant to this Section 8 as it determines is appropriate (and in the amounts it determines is appropriate) and (B) that different Holders may be subject to different treatment for U.S. federal income tax purposes), (ii) to allow each Holder a reasonable opportunity to transfer its Series A-4 Preferred Stock to an affiliate or third party prior to such redemption; provided that the Corporation shall not be required to assist in such transfer (other than in respect of registering such transfer on the books and records of the Corporation) and, for the avoidance of doubt, such transfer shall be subject to the other terms, conditions and restrictions applicable to the Series A-4 Preferred Stock, and (iii) if such redemption is funded by, or occurs in connection with, an issuance of equity by the Corporation, to cause the Person or Persons acquiring such equity to purchase the Series A-4 Preferred Stock from the Holders directly and to make any necessary amendments to this Certificate of Designations following such purchase as agreed between such purchaser(s) and the Corporation. If, as a result of the previous sentence, any such redemption of shares of Series A-4 Preferred Stock is delayed for more than thirty (30) days from the date on which the Corporation otherwise planned to make such redemption (the “30 Day Date”) and the redemption occurs, the Series A-4 Dividend shall stop accumulating (including with respect to any Unpaid Dividend Accrual) on the shares of Series A-4 Preferred Stock that are to be redeemed from the 30 Day Date until the date of such redemption and the Redemption Price for such redemption shall be that applicable at the 30 Day Date. The Corporation further agrees that, for every taxable year in which the Series A-4 Preferred Stock remains outstanding (other than tax year 2024), it shall use reasonable best efforts to conduct and/or update its current “earnings and profits study” (or similar analysis) to determine its then-current and accumulated earnings and profits.

9.	NYSE American Issuance Limitation.
(a)No Holder will be entitled to receive converted shares of Common Stock or other shares of Common Stock issuable upon redemption, dividend payments, or as otherwise provided in this Certificate of Designations to the extent such issuance would result in a violation of the NYSE American Company Guide or rules of the national securities exchange upon which the Common Stock is then listed (the “NYSE American Issuance Limitation”), unless either (i) the Corporation obtains the Stockholder Approval and the Schedule 14C Action has been completed, or (ii) the Corporation determines upon advice of counsel that Stockholder Approval and the Schedule 14C Action are not required to effect the conversion, in each such case, the NYSE American Issuance Limitation will no longer apply.
(b)“Stockholder Approval” means stockholder approval of the proposal to issue Common Stock upon conversion of the Series A-4 Preferred Stock for purposes of Rule 713 of the New York Stock Exchange American Listed Company Manual, or to comply with the applicable rules of the national securities exchange upon which the Common Stock is then listed.
(c)“Schedule 14C Action” means, collectively, (i) the filing of an Information Statement on Schedule 14C relating to the issuance of converted shares of Common Stock or other shares of Common Stock issuable upon redemption, dividend payments, or as otherwise provided in this Certificate of Designations with the United States Securities and Exchange Commission (the “SEC”) and the receipt from the SEC of notice that it has no comments thereon, (ii) the mailing of such Information Statement to the Corporation’s shareholders and (iii) the expiration of the twenty (20) calendar day waiting period under Rule 14c-2(b).
(d)Notwithstanding anything herein to the contrary, if the Holders (together with their respective affiliates) collectively beneficially own fifty percent (50%) or more of the outstanding Common Stock at the time a transaction is contemplated pursuant to which the NYSE American Issuance Limitation would reduce the consideration being issued to the Holders in connection with such transaction (“Subject Transaction”), the Corporation shall notify the Holders of such Subject Transaction and the related NYSE American Issuance Limitation at least ten (10) Business Days prior to the consummation of such Subject Transaction and give the Holders five (5) Business Days from the date of receipt of any such notice to provide a Stockholder Approval, and if such Stockholder Approval is timely received, the Corporation shall not consummate such Subject Transaction until the Schedule 14C Action removing the NYSE American Issuance Limitation has been completed.
10.	Additional Procedures.
(a)In connection with any conversion pursuant to Section 7 or redemption in accordance with Section 8, the Holder must deliver transfer instruments reasonably satisfactory to the Corporation, at the principal office of the Corporation (or such other place mutually acceptable to the Holder and the Corporation) together with written notice that such Holder elects to convert all or such lesser number of shares as specified therein.
(b)Transfers of Series A-4 Preferred Stock held in uncertificated, book-entry form shall be made only upon the transfer books of the Corporation kept at an office of the Corporation upon receipt of proper transfer instructions from the registered owner of such uncertificated shares, or from a duly authorized attorney or from an individual presenting proper evidence of succession, assignment or authority to transfer the stock. The Corporation may refuse any requested transfer until furnished evidence reasonably satisfactory to it that such transfer is made in accordance with the terms of this Certificate of Designations.
11.	No Other Rights.

The shares of Series A-4 Preferred Stock shall not have any powers, designations, preferences or relative, participating, optional, or other special rights, nor shall there be any qualifications, limitations or restrictions or any powers, designations, preferences or rights of such shares, other than as set forth herein or in the Certificate of Incorporation, or as may be provided by law.

12.	Other Provisions.
(a)The shares of Series A-4 Preferred Stock shall not be subject to the operation of any retirement or sinking fund.
(b)In case any one or more of the provisions contained in this Certificate of Designations shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby. Furthermore, in lieu of any such invalid, illegal or unenforceable provision, the Corporation shall use its reasonable best efforts to add as a part of this Certificate of Designations a provision as similar in terms to such invalid, illegal or unenforceable provision as may be possible and be legal, valid and enforceable, unless the requisite parties separately agree to a replacement provision that is valid, legal and enforceable.
(c)Any payments, issuances or distributions required to be made hereunder on any day that is not a Business Day shall be made on the next succeeding Business Day without interest or additional payment for such delay. All payments required hereunder shall be made by wire transfer of immediately available funds in United States Dollars to the Holders in accordance with the payment instructions as such Holders may deliver by written notice to the Corporation from time to time.
(d)Unless otherwise agreed to by the Corporation and the applicable Holder, any certificate representing the Series A-4 Preferred Stock (and the Common Stock issuable upon conversion thereof) will bear a restrictive legend substantially in the form set forth below, which is hereby incorporated in and expressly made a part of this Certificate of Designations, and will be subject to the restrictions set forth therein. In addition, any such certificate may have notations, additional legends or endorsements required by law, stock exchange rules, and agreements to which the Corporation and all of the Holders of Series A-4 Preferred Stock in their capacity as Holders are subject, if any.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT

RELATING THERETO IS IN EFFECT UNDER THE SECURITIES ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE ALSO SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFERS SET FORTH IN THE CERTIFICATE OF DESIGNATIONS FILED WITH THE SECRETARY OF STATE FOR THE STATE OF DELAWARE PURSUANT TO SECTION 202 OF THE DELAWARE GENERAL CORPORATION LAW (THE “CERTIFICATE OF DESIGNATIONS”). NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF THE CERTIFICATE OF DESIGNATIONS. A COPY OF THE CERTIFICATE OF DESIGNATIONS WILL BE FURNISHED WITHOUT CHARGE BY THE CORPORATION TO THE HOLDER UPON REQUEST.

13.	Effective Date.

This Certificate of Designations shall become effective on May 13, 2024.

[The Remainder of this Page Intentionally Left Blank]

IN WITNESS WHEREOF, Battalion Oil Corporation has caused this Certificate of Designations to be duly executed this 13th day of May, 2024.

BATTALION OIL CORPORATION

By:	/s/ Matthew B. Steele
Name:	Matthew B. Steele
Title:	Chief Executive Officer

[Signature Page to Certificate of Designations]

Annex A-1

Conversion Notice

The undersigned holder of Series A-4 Preferred Stock hereby irrevocably elects to convert the number of shares of Series A-4 Preferred Stock indicated below pursuant to Section 7(a) of the Certificate of Designations into shares of Common Stock at the Conversion Ratio. Capitalized terms utilized but not defined herein shall have the meaning ascribed to such terms in that certain Certificate of Designations of Series A-4 Redeemable Convertible Preferred Stock, filed by Battalion Oil Corporation on May 13, 2024 (the “Certificate of Designations”).

Conversion Calculations:

Number of shares of Series A-4 Preferred Stock owned prior to conversion: [_____]

Number of shares of Series A-4 Preferred Stock to be converted: [_____]

Number of shares of Common Stock to be issued: [_____]

[HOLDER]

By:

Name:

Title:

Date:

Annex A-2

Issuer Conversion Notice

Battalion Oil Corporation, a Delaware corporation, hereby irrevocably elects to convert the number of shares of Series A-4 Preferred Stock held by you indicated below into shares of Common Stock at the Conversion Ratio on the date set forth below pursuant to Section 7(b) of the Certificate of Designations. Capitalized terms utilized but not defined herein shall have the meaning ascribed to such terms in that certain Certificate of Designations of Series A-4 Redeemable Convertible Preferred Stock, filed by Battalion Oil Corporation on May 13, 2024 (the “Certificate of Designations”).

Holder: [_____]

Conversion Calculations:

Number of Shares of Series A-4 Preferred Stock owned by you prior to conversion: [_____]

Number of Shares of Series A-4 Preferred Stock owned by you to be converted: [_____]

Number of shares of Common Stock to be issued: [_____]

BATTALION OIL CORPORATION

By:

Name:

Title:

Date:

Annex B

Redemption Notice

Battalion Oil Corporation, a Delaware corporation, hereby irrevocably elects to redeem the number of shares of Series A-4 Preferred Stock held by you indicated below on the date set forth below. Capitalized terms utilized but not defined herein shall have the meaning ascribed to such terms in that certain Certificate of Designations of Series A-4 Redeemable Convertible Preferred Stock, filed by Battalion Oil Corporation on May 13, 2024.

Holder: [_____]

Date of redemption: [_____]

Redemption Calculations:

Number of Shares of Series A-4 Preferred Stock owned by you prior to redemption: [_____]

Number of Shares of Series A-4 Preferred Stock owned by you to be redeemed: [_____]

Redemption Price: [___]

Elect a Single Form of Payment of Redemption Price:

___ Cash (Cash payment to be made to you: [_____])

BATTALION OIL CORPORATION

By:

Name:

Title:

Date: